Exhibit 2.3

Series Farm, a Series of StartEngine Loan Fund I LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of StartEngine Loan I LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Farm, a Series of StartEngine Loan Fund I LLC (“Series Farm”).

Effective Date of Establishment	January 5, 2021

Managing Member	StartEngine Asset LLC and was appointed as the Managing Member of the Series Farm with effect from January 5, 2021 and shall continue to act as the Managing Member of Series Farm until dissolution of Series Farm pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	StartEngine Asset LLC

Asset Manager	Harvest Returns, Inc.

Series Farm Asset	Our business model is centered around providing loans to businesses, with a focus on small businesses. The “loans” we intend to make may include, among others:

• Purchasing notes, accounts receivable, or other obligations representing part or all of the sales price of merchandise, insurance, and services;
• Loans to manufacturers, wholesalers, and retailers of various types; and
• Purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

However, the Asset Manager may modify this criteria in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Farm Shares the Company can issue is 500,000.

Preferred Return Rate	5%
Number of Series Farm Shares held by the Managing Members	Upon designation of Series Farm, the Managing Member was granted a single Share in Series Farm.

Broker	None.

Brokerage Fee	None.

Other Rights	Holders of Series Farm Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Farm Shares.

Officers	There shall initially be no specific officers associated with Series Farm, although, the Managing Members may appoint officers of Series Farm from time to time, in their sole discretion.

Minimum Shares	50 Shares per Member.
Asset Base Date	Until June 30, 2022, the Administrative Manager and the Asset Manager will receive an asset management fee based on the capital contributions of the Economic Members for this Series. After such dates the asset management fee will be based on the Series’ NAV. The end of the quarter following a year from the Initial Offering.
NAV Date	June 30, 2022.

2